SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                               ----------------
                                 SCHEDULE 13D
                                Amendment No. 5
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                 RULE 13d-2(a)

                              Gasco Energy, Inc.
 ------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
 ------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   367220100
 ------------------------------------------------------------------------------
                                (CUSIP Number)

       Kathryn H. Smith, 114 John St. Greenwich, CT 06831 (203) 861-7525
 ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 17, 2003
 ------------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

                                                          (Page 1 of 5 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367220100                 13D                    Page 2 of 5 Pages

______________________________________________________________________________
1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Richard C. McKenzie, Jr.
______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) [ x] (b) [ ]
______________________________________________________________________________
3    SEC USE ONLY
______________________________________________________________________________
4   SOURCE OF FUNDS*
     PF
______________________________________________________________________________
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
______________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
______________________________________________________________________________
                 7    SOLE VOTING POWER
NUMBER OF              8,877,195
SHARES
                 ______________________________________________________________

BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY                   493,600
                 _____________________________________________________________
EACH             9    SOLE DISPOSITIVE POWER
REPORTING                8,877,195
                 _____________________________________________________________
PERSON  WITH     10   SHARED DISPOSITIVE POWER
WITH                            493,600
______________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
9,380,795
______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
______________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       21.0%
______________________________________________________________________________
14   TYPE OF REPORTING PERSON*
       IN
______________________________________________________________________________

CUSIP No. 367220100                 13D                    Page 3 of 5 Pages

______________________________________________________________________________
1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Margaret Byrne McKenzie
______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [ x]
       (b)  [  ]
______________________________________________________________________________
3    SEC USE ONLY
______________________________________________________________________________
4   SOURCE   OF FUNDS*
     PF
______________________________________________________________________________
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
______________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
______________________________________________________________________________
                 7    SOLE VOTING POWER
NUMBER OF              0
SHARES           _____________________________________________________________

BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY                   493,600
                 _____________________________________________________________
EACH             9    SOLE DISPOSITIVE POWER
REPORTING             0

                 ______________________________________________________________
PERSON  WITH     10   SHARED DISPOSITIVE POWER
WITH                             493,600
______________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,380,795
______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
______________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       21.0%
______________________________________________________________________________
14   TYPE OF REPORTING PERSON*
       IN
______________________________________________________________________________

CUSIP No. 367220100                 13D                    Page 4 of 5 Pages

______________________________________________________________________________
1    NAME OF REPORTING PERSONS:  Seven Bridges Foundation, Inc..

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 06-1498953
______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [x ]
       (b)  [  ]
______________________________________________________________________________
3    SEC USE ONLY
______________________________________________________________________________
4   SOURCE   OF FUNDS*
     WC
______________________________________________________________________________
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
______________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Connecticut
______________________________________________________________________________
                 7    SOLE VOTING POWER
NUMBER OF               10,000
SHARES           _____________________________________________________________

BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY                   0
                 _____________________________________________________________
EACH             9    SOLE DISPOSITIVE POWER
REPORTING             10,000

                 _____________________________________________________________
PERSON  WITH     10   SHARED DISPOSITIVE POWER
WITH                            0
______________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
       9,380,795
______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
______________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      21.0%
______________________________________________________________________________
14   TYPE OF REPORTING PERSON*
       CO
______________________________________________________________________________

         This Amendment No. 5 amends and supplements the Schedule 13D filed on August 28, 2002 and amended on September 19, 2002, October 15, 2002, January 22, 2003 and February 24, 2003 with respect to the shares of common stock, par value $1.00 per share (the "Common Stock"), of Gasco Energy, Inc. a Nevada corporation (the "Company"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

         (a) Item 5a of the 13D is hereby amended and restated in its entirety as follows:

         "The share ownership set forth in this Item 5 is as of June 24, 2003. As of such date, Mr. McKenzie held 4,591,400 shares of Common Stock, comprised of 2,052,400 shares held by him personally and 2,539,000 shares held in his retirement accounts, through two custodians. In addition, Mr. McKenzie held 6,818 shares of Series B Preferred Stock, par value $0.001 per share, of the Company (the "Preferred Stock"). Each share of Preferred Stock may be converted at any time into 628.6 shares of Common Stock. In addition, Mr. and Mrs. McKenzie held 440,500 shares as co-trustees of the Charitable Lead Annuity Trust 2000 (the "2000 Trust") and 53,100 shares as co-trustees of the Charitable Lead Annuity Trust 2001 (the "2001 Trust"). The Foundation held 10,000 shares of Common Stock."

         (b) Item 5b of the 13D is hereby amended and restated in its entirety as follows:

         "Mr. McKenzie has the sole power to vote and dispose of 4,591,400 shares of Common Stock, comprised of the shares held by him personally and in his individual retirement accounts. Mr. McKenzie also has the sole power to vote his 6,818 shares of Preferred Stock. Each share of Preferred Stock has
628.6 votes.

         Mr. and Mrs. McKenzie are co-trustees of the 2000 Trust and the 2001 Trust, and they share power to vote and dispose of the 493,600 shares of Common Stock held in the aggregate by such trusts respectively. The Foundation has the sole power to vote and dispose of 10,000 shares."

         (c) Item 5c of the 13D is hereby amended and restated in its entirety as follows:

         "Attached hereto as Exhibit 1 is a schedule of purchases and sales by the reporting persons within the past 60 days, which is incorporated herein by reference."


                                   SIGNATURE

         After reasonable inquiry and to the best of his or her knowledge and belief, each of the persons below certifies that the information set forth in this statement is true, complete and correct.

Dated:     June 24, 2003


Richard C. McKenzie, Jr.

By:

/s/   Kathy Smith
___________________
Attorney


Margaret Byrne McKenzie

By:

/s/   Kathy Smith
___________________
Attorney


SEVEN BRIDGES FOUNDATION, INC.

By:

/s/ Kathy Smith
________________
Name:  Kathy Smith
Title: Executive Director

Exhibit  1

                SCHEDULE OF PURCHASES AND SALES OF COMMON STOCK

The following table amends and supplements Exhibit 1 to the Schedule 13D. All sales occurred on the open market.

MARGARET BYRNE MCKENZIE
MOLLY (MARGARET) MCKENZIE IRA
DATE                       NUMBER OF SHARES SOLD                   PRICE
6/12/03                    15,000                                  $0.75

MCKENZIE CHARITABLE LEAD ANNUITY TRUST 2001
DATE                       NUMBER OF SHARES SOLD                   PRICE
6/17/03                    76,000                                  $0.8343
6/18/03                    30,000                                  $0.83